SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "**ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

SAN FRANCISCO EAST BAY BREWING, INC.

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Ladies and Gentlemen:

The undersigned understands that **SAN FRANCISCO EAST BAY BREWING, INC.**, a corporation organized under the laws of Delaware (the "**Company**"), is offering up to 132,332 shares of common stock (the "**Securities**") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, (the "**Form C**"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("**Regulation Crowdfunding**") and without registration of the Securities under the Act.

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. **Acceptance of Subscription and Issuance of Securities**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **The Closing**. The closing of the purchase and sale of the Securities (the "**Closing**") shall take place at such time and place as the Company may designate by notice to the undersigned.

4. **Payment for Securities**. Payment for the Securities shall be received by Boston Private Bank (the "**Escrow Agent**") from the undersigned by payment of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto (the "**Purchase Price**"). Upon the Closing, the Escrow Agent shall release such funds to the Company..

5. **Representations and Warranties of the Company**. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.

    c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

    d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the

Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) <u>General</u>.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) <u>Information Concerning the Company</u>.

i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of its affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii.   Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

c)   No Guaranty. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d)   Status of Undersigned. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   <u>Restrictions on Transfer or Sale of Securities</u>.

    i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7.   **Conditions to Obligations of the Undersigned and the Company**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 being true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   **Voting Proxy**:

    a)   The Investor hereby appoints the CEO of the Company (the "**CEO**"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing, including, but not limited to, signing all documents, and taking any and all actions, determined by the Company's officers in good faith, to be advisable to transfer any Shares held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Shares pursuant to Section 11 of this Agreement. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to this Section (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, its officers and directors, and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, its officers and directors, and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

d) The Investor hereby agrees to take any and all actions determined by the Company's CEO in good faith to be advisable to reorganize this instrument and any Securities held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

e) This section does not apply to "Major Investors", defined as investors holding greater than 12,127 shares. Major investors will directly vote their shares unless this right is waived in writing.

9. **Future Offerings under Regulation A of the Act**. In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the CEO, in its sole discretion, determines to be the economic equivalent of the Securities ("**Equivalent Securities**") under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the CEO, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

10. **Revisions to Manner of Holding**. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("**Crowdfunding SPVs**") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act, and to take any and all actions determined by the CEO in good faith to be advisable to transfer any Shares held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Shares. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange, or take such actions, in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

11. **Bylaws**. By executing this Subscription Agreement, the Investor agrees and acknowledges that it has reviewed the Company's Bylaws and agrees to be bound by its terms.

12. **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

13. **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

14. **Assignability**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

15. **Waiver of Jury Trial**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17.   **Governing Law**. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

18.   **Section and Other Headings**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

19.   **Counterparts**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

20.   **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses for the respective parties set forth on the signature pages hereto (or to such other address as either party shall have specified by notice in writing to the other at the addresses).

21.   **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22.   **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

23.   **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

24.   **Severability**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

San Francisco East Bay Brewing Inc.
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Founder Signature
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Name: Ian Schuster
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Title: Chairman, CEO, CMO
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Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

By: *Investor Signature*
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Name: [INVESTOR NAME]
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Title: [INVESTOR TITLE]
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The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited